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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31 (millions except ratios)	2002	2001	2000	1999	1998
Income before income taxes, equity in net income of associates and minority interest	$354	$79	$65	$(104)	$(44)
Add back fixed charges:
Total fixed charges	86	101	109	108	46
Dividends from associates	3	4	5	4	4
Minority interest	(18)	(11)	(3)	(8)	(6)

Income as adjusted	$425	$173	$176	$—	$—

Fixed charges
Interest expense	$65	$82	$89	$89	$30
Portion of rents representative of interest factor	21	19	20	19	16

Total fixed charges	$86	$101	$109	$108	$46

Ratio of earnings to fixed charges	4.9	1.7	1.6	—	—

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Years ended December 31, (millions except ratios)	2002	2001	2000	1999	1998
Income before income taxes, equity in net income of associates and minority interest	$354	$79	$65	$(104)	$(44)
Add back fixed charges:
Total fixed charges	86	101	109	108	46
Dividends from associates	3	4	5	4	4
Minority interest	(18)	(11)	(3)	(8)	(6)

Income as adjusted	$425	$173	$176	$—	$—

Fixed charges and preferred stock dividends
Interest expense	$65	$82	$89	$89	$30
Portion of rents representative of interest factor	21	19	20	19	16

Total fixed charges	86	101	109	108	46
Preferred stock dividends	—	19	35	35	11

Total fixed charges and preferred stock dividends	$86	$120	$144	$143	$57

Ratio of earnings to combined fixed charges and preferred stock dividends	4.9	1.4	1.2	—	—

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  Exhibit 12